IAMGOLD®
CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD ANNOUNCES APPOINTMENT OF AUDRA WALSH TO THE BOARD OF DIRECTORS

Toronto, Ontario, June 20, 2023 – IAMGOLD Corporation (TSX:IMG, NYSE:IAG) ("IAMGOLD" or the "Company") today announced that **Ms. Audra Walsh** has been appointed to the Company's board of directors effective immediately.

"We are pleased to welcome Audra Walsh to the board of directors of IAMGOLD," commented Maryse Bélanger, Chair of the Board of IAMGOLD. "Audra brings exceptional technical expertise, proven leadership and established health and safety experience, which will provide a further complement to the board. On behalf of the entire board, we would like to express our excitement in working alongside Audra as we steer and support the organization towards its goal of being a leading mid-tier producer."

Ms. Walsh is a Professional Engineer with over 30 years of technical, operating, management and board experience in the mining industry. Ms. Walsh previously served as the CEO of Minas de Aguas Teñidas S.A.U (MATSA), prior to the acquisition by Sandfire Resources in 2022. She has extensive public mining company board experience, having served and continuing to serve as a board committee member in the areas of Technical, Safety, Health, Environment and Sustainability. She also formerly held the position of President and CEO of Sierra Metals Inc., Minera S.A. and A2Z Mining Inc. Ms. Walsh has also held senior positions with Barrick Gold Corporation and Newmont Mining Corporation.

Ms. Walsh is a graduate with a Bachelor of Science, Mine Engineering from the South Dakota School of Mines and Technology in Rapid City, South Dakota; and is a registered member of the Society of Mining, Metallurgy and Exploration.

About IAMGOLD

IAMGOLD is an intermediate gold producer and developer based in Canada with operating mines in North America and West Africa. The Company is building the large-scale, long life Côté Gold project in Canada in partnership with Sumitomo Metal Mining Co. Ltd., which is expected to commence production in early 2024. In addition, the Company has an established portfolio of early stage and advanced exploration projects within high potential mining districts in the Americas. IAMGOLD employs approximately 3,300 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance ("ESG") practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the Jantzi Social Index ("JSI"), a socially screened market capitalization-weighted consisting of companies which pass a set of broadly based environmental, social and governance rating criteria.

IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations
Tel: 416 360 4743 | Mobile: 416 388 6883

Toll-free: 1 888 464 9999

info@iamgold.com

All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/accueil/default.aspx.